

JOIN THE MONEYVOICE COMMUNITY

Snapshot   Story   Team   Interview   Q&A

Vote With Your Money

Many of the world's most pressing problems (such as the climate crisis) cannot be solved without changing business behaviors. Our society is currently completely ineffective at changing businesses, and we urgently need to find a better way. That's why MoneyVoice has built a product to let you literally "vote with your money," every time you spend. Our users have already used MoneyVoice to successfully change business practices, and we are raising funding to implement our growth plans.





VIDEO PLACEHOLDER

Why you may want to invest

1. Four-time founder is the leading global expert in the field
2. Extremely passionate users have validated desire for product
3. Already raised funding from 58 prior investors

Our Ambition

Our goal is to build the most powerful tool ever created to enable people change businesses. We also hope to build the world's most popular customer feedback app and the world's #1 source of data about what customers want.

https://moneyvoice.com   

Follow (0)

sustainability   social   social_impact   saas
pbc_amp_b_corps   moonshots   marketing
fix_america   fin_tech   analytics   software
retail   technology

Custom Convertible Note

~~$10M~~ $6M valuation cap ❓

First $500K investors of this fundraise will invest in a convertible note with a $6M valuation cap.

4% interest ❓
20% discount ❓
$25K+ pro rata right threshold ❓

A Convertible Note is debt that converts to equity. If you invest, you're betting the company will be worth more than $6M in the future.

Earning a return

Learn more about convertible notes

Consumer Product

THE *MONEYVOICE* APP PROVIDES A BETTER CUSTOMER FEEDBACK EXPERIENCE:

1 USERS IMPORT CREDIT CARD TRANSACTIONS TO VERIFY THAT THEY ARE REAL CUSTOMERS.

2 EACH PURCHASE AT A BUSINESS EARNS ONE VOTE.

3 USERS VOTE FOR FEEDBACK OR WRITE THEIR OWN.



"Voting with your money" is better than giving businesses feedback on Yelp, Twitter, surveys or messaging apps:

Faster - One tap
Easier - One sentence
Power in Numbers - Upvotes validate that you're not alone
Money is Power - "Get credit" for being a good customer



THIS SUPERIOR EXPERIENCE IS WHY OUR USERS *ACTUALLY PROVIDE FEEDBACK.*

94%
HAVE UPVOTED FEEDBACK

67%
WROTE AT LEAST ONE ORIGINAL FEEDBACK

VS

1%
OF YELP USERS
WRITE REVIEWS

MOST PEOPLE WANT TO EXPRESS THEMSELVES, BUT THEY ONLY ACTUALLY DO IT WHEN IT IS SHORT-FORM AND LOW-EFFORT.

Blogger   flickr   yelp

PRODUCTS THAT DELIVER THIS EXPERIENCE HELP EVERYONE ELSE FINALLY EXPRESS THEMSELVES.

People have already used MoneyVoice to get a restaurant to add a vegan entree to their menu, and to ban plastic straws at a restaurant.

Plus, it's fun! To try it, visit moneyvoice.com. The app is currently available in the App Store for iPhone users in the USA. After fundraising we will hire design/product talent to implement a redesign and build new features, as well as an Android app.

Business Product

MoneyVoice is building the world's leading source of data about what customers want.



video placeholder

Watch later   Share

VIDEO



In summary, we will first provide a free SaaS product for businesses to view customer feedback and send responses. Then we will sell financial analytics as a paid upgrade. We expect our data to become indispensable because we are the only company currently capable of revealing the ROI of every single customer engagement we facilitate. We have data that competitors (like Facebook, Instagram, Twitter, Hootsuite, Sprinklr, Lithium, etc) do not have.



"I'D BE INTERESTED IN PROMOTING MONEYVOICE ON RECEIPTS. I'D ALSO CREATE MY OWN FEEDBACK TO SEE WHAT CUSTOMERS VOTE FOR."

- MANAGER OF CUSTOMER SERVICE



"IT'S RESEARCH, BUT IT DOESN'T FEEL LIKE RESEARCH. WHAT I LIKE ABOUT HOW YOU'VE DESIGNED THIS IS THAT IT'S FUN, SUPER INTUITIVE AND EASY, AND IT FEELS LIKE YOU'RE MAKING A DIFFERENCE."

- CHIEF MARKETING OFFICER

JAMES PERSE
LOS ANGELES

"I TAKE FEEDBACK VERY SERIOUSLY, AND I LIKE THAT MONEYVOICE CAN ALSO TELL ME HOW MUCH HAS BEEN SPENT. UNDERSTANDING THE LTV OF EACH CUSTOMER HELPS ME DECIDE HOW TO RESPOND."

TO RESPOND."
- STORE MANAGER



"PART OF MY JOB IS LOOKING FOR
QUANTIFIABLE INSIGHTS BASED ON THE
SOCIAL MEDIA CHATTER I SEE. TODAY, I
MANUALLY COMPILE INSIGHTS FROM
SOCIAL MEDIA IN A SPREADSHEET. I
LOVE THAT MONEYVOICE CAN
AUTOMATICALLY DO THIS FOR ME!"
- SENIOR SOCIAL MEDIA STRATEGIST



"I LOVE THE PROSPECT OF GETTING
FEEDBACK FROM THE OTHERWISE
SILENT MAJORITY. I ALSO LOVE THAT
THIS FEEDBACK STILL HAS THE
HUMANITY AND INSIGHT OF
QUALITATIVE FEEDBACK, BUT IT IS
QUANTIFIED IN SUCH A WAY THAT IT'S
EASY FOR ME TO ANALYZE IT."
- REPUTATION MANAGER



"I'M EXCITED BECAUSE I BELIEVE THIS
WILL FILL IN THE GAP THAT SOCIAL
MEDIA MISSES. I'M HUNGRY FOR
FEEDBACK FROM NORMAL PEOPLE
WHO AREN'T ON AN EMOTIONAL
EXTREME. I COULD SEE LYFT
PROMOTING MONEYVOICE IN OUR
OWN EMAIL OR SOCIAL CHANNELS IN

ORDER TO GET MORE FEEDBACK.”

- SENIOR SOCIAL MEDIA MANAGER

Why does everyone want MoneyVoice?

The magic of MoneyVoice is that it's a win-win solution.


DESIGNED FOR
CONSUMER NEEDS
DESIGNED FOR
SOCIAL MEDIA MANAGER NEEDS
yelp
sprinklr
Hootsuite
Spredfast
Lithium

Our win-win model gives us a big advantage over competitors who only serve one side of the equation. It's much easier to get everyone using our product when we actually deliver value across the board. For example, MoneyVoice has generated excitement among both social activists and businesses. Usually, each of those groups wants the opposite of what the other group wants, so it's crazy to see leaders on both sides who love MoneyVoice:


video placeholder
Watch later
Share
VIDEO PLACEHOLDER

Why is our data so special?

Capitalism is a race to deliver what customers want. Winning requires good data. Our data will be the best on the market because we will have more consumers *explicitly telling businesses what they want* than any other platform.

People never explicitly tell companies like Google, Amazon, and Facebook what they want from businesses. Those companies just guess what people want by creeping on their personal data. When people use MoneyVoice to explicitly say what they want, that data will more accurately reflect their desires.

Today, businesses already have lots of accurate data about what people *buy*. But that's not good enough:


WHAT THE CUSTOMER BOUGHT
THE CUSTOMER'S TRUE DESIRE

Knowing what a customer bought doesn't help you detect the unmet desires that will determine their future behavior. That information is trapped in the mind of a customer, and the only way to truly know that is to have a customer tell the business.

Put another way, most businesses have plenty of purchase data (peanut butter) and plenty of consumer sentiment data (jam), but they have no way to *combine them*. You have to combine both types of data if you want *actionable* insights. Most businesses are unable to make this delicious combination on their own. MoneyVoice offers the elusive PB&J that they can't find elsewhere.


CONSUMER PURCHASE DATA
CONSUMER SENTIMENT DATA
PEANUT BUTTER
JAM
CONSUMER SENTIMENT METADATA ATTACHED TO EVERY PURCHASE

This unique combination is why we expect businesses to find MoneyVoice feedback much more useful than other feedback.



"ARBY'S, PLEASE OFFER PLANT-BASED BURGERS."
-500,000 CUSTOMERS
yelp
TEXT MINING
SENTIMENT ANALYSIS
MANY PEOPLE ON THE INTERNET HAVE STRONG FEELINGS ABOUT THIS.
!!
500K CUSTOMERS WHO SPENT $54M WANT THIS. WE ARE LOSING WALLET SHARE TO WENDY'S FOR 31% OF THEM. OFFERING WHAT THEY WANT WOULD LIKELY CAUSE AN 8% SALES LIFT IN THIS COHORT.
WE'RE ALL SIGNAL, NO NOISE.

Ultimately our data becomes useful to many departments across the enterprise, and it also enables us to develop unique and differentiated products that we can sell into other markets, such as Customer Experience Management, Market Research, Financial Market Data, Loyalty, Enterprise Lead Generation, and more.



CLOROX®

"I'M VERY INTERESTED IN HAVING ACCESS TO MONEYVOICE DATA. I CURRENTLY USE DATARANK, IRI, NIELSEN AND MINTEL BUT I'D SIGN UP FOR MONEYVOICE EVEN AT RELATIVELY LOW VOLUME IF IT GAVE ME ACCESS TO QUALITATIVE FEEDBACK AS WELL."

- GLOBAL INSIGHTS MANAGER





KAISER PERMANENTE®

"OUR MARKET RESEARCH DEPARTMENT CURRENTLY RELIES ON AUTOMATED PHONE CALL SURVEYS. I THINK MONEYVOICE WOULD BE A SUPERIOR SOLUTION AND I'D EXPECT ROUGH PRICING OF AROUND $100,000/YEAR."

- COMPETITIVE INTELLIGENCE

Reasons not to invest



Team





BRENT SCHULKIN, FOUNDER & CEO

Founder/President of Virgance

- Virgance started as an incubator and gradually evolved into a solar energy company (renamed One Block Off The Grid), which raised $5M in funding from NEA and was acquired by Pure Energies, eventually

powering the residential solar division of NRG.

Founder/CEO of Carrotmob (and spinoff "The Spring")

- Brent created & led a global consumer movement that spread virally, with hundreds of campaigns in over 20 countries around the world. The company supporting this movement was funded by Greenstart, and signed deals with Unilever, Google, etc.

"THE CARROTMOB PHILOSOPHY HAS EXTENDED
ACROSS AMERICA - AND THE WORLD"

The New York Times

"CARROTMOB IS NOW AIMING TO USE CONSUMERS'
BUYING POWER TO SHAPE GLOBAL SUPPLY CHAINS."

FAST COMPANY

"CIVICALLY-MINDED, TECH SAVVY ORG THAT
UNDERSTANDS THE POWER OF DATA."

Forbes

"CARROTMOBS ARE COOLER THAN BOYCOTTS."

TIME

Brent has worked as a speaker/consultant on customer experience, the future of brands, & the values-driven customer (working in collaboration with senior marketing executives, such as the CMO of GE, as well as several best-selling business authors). He also helped facilitate a tour of Silicon Valley for foreign business leaders seeking to understand the future of retail.

Brent is a part-time Founder and General Partner at Rhyme Combinator. In this capacity he is a co-writer and co-star of a hip hop musical about startups.

[LinkedIn] [Twitter] [Facebook] [Instagram] [Medium]

Our headquarters is in Oakland, CA. As of November 2018 we had 7 other full-time members of our team, based in Paris, France:



As mentioned above, we ran out of time to raise money and were just forced to lay off this team in order to reduce our burn rate. Some of them are continuing to help MoneyVoice in a part-time capacity. Once we have raised enough money, we will rebuild our full-time team. I will try to re-hire as

many of these people as I can, and I like my chances. However, as CEO I don't feel it's appropriate to ask anyone to commit to rejoining the team until the day I know we have enough money in the bank to pay them. Especially given the tremendous financial sacrifices these folks have already made for MoneyVoice. Here's the core team who got us to where we are today:

 **MICHAEL DURAND, FOUNDER & CTO**

- CTO of LocoMobi (top executive in San Francisco office)

- VP Eng at QuickPay (promoted from a developer to VP after 1 month)

- Founder/CEO of Butterflive (SaaS ecommerce provider of real-time insights and engagement tools)

- Founder of The Coding Machine and a French record label

 **CINDY AMEGAH, MANAGING DIRECTOR, PARIS**

- Leader of our engineering office in Paris

- Over a decade managing large technical teams & projects (most recently at a French aerospace company)

- Software developer with masters in computer engineering

 **ANTOINE MONNET, LEAD DEVELOPER**

 **NICOLAS PAROT ALVAREZ, DATA ARCHITECT**

 **ELISABETH GUIBET, OPERATIONS**

 **KILLIAN ZIMMER, IOS DEVELOPER**

 **PIERRE HERBELIN, ANDROID DEVELOPER**

Founder

Founded two previous venture-backed companies (one was acquired). Founder of the global Carrotmob grassroots movement.





Brent Schulkin

Interview

– COLLAPSE ALL

WF: Has MoneyVoice successfully changed any businesses? ⌄

MV: Yes. During our beta, our users received feedback responses from several businesses, including two businesses who made changes in response to customer feedback and voting.

In the first case, a vegan user asked a restaurant chain called The Little Chihuahua to add the first vegan entree to their menu. The restaurant added a new vegan entree at all locations. We shared this success story, organized a celebratory meetup for vegans, and saw a spike in signups.

In the second case, an environmentalist asked a restaurant called West of Pecos to ban plastic straws. The owner had considered doing this, but assumed that most of his customers would be upset by such a change. After seeing spending data showing that real customers supported the change, he decided to ban plastic straws. We then hosted an event at his restaurant bringing together luminaries of the environmental world for a panel discussion and workshops on how to use MoneyVoice for environmental impact.

WF: Don't people have concerns about privacy and security with their financial data? ⌄

MV: Yes. Our product requires users to authenticate with their financial institution to send us data about the purchases they make. A lot of people are very sensitive and cautious with their financial data, and for good reason.

During our beta, we saw that 57% of people who began signing up completed the sign up, and 43% stopped when they were required to link a payment card. That's a much better number than we expected. Anecdotally, here's what I've learned in my conversations with users:

- 10-20% of people don't think twice, signing up with no questions asked

- 10-20% of people say "are you crazy? you will NEVER get this financial information"

- Everyone else just wants to see if their friends are using it, whether we have been written up in the press, and if they find enough cues to trust us. Then they sign up. This often means that people don't sign up the first time they hear about us, but they do the second or third time.

Concerns about privacy and security are more common among older people than younger people. This sort of thing is becoming an increasingly normal activity, especially among young people. As CNBC recently reported, older people trust banks, and younger people distrust banks. Only 28% of millennials agree with the statement "I trust banks to be fair and honest," while 45% disagree. So it's a different mindset.

There are lots of apps that have become huge despite involving linked bank accounts. Venmo and Square Cash have about 33M app downloads each. Mint and Coinbase each have over 20M users. We use Plaid for our integration, just like Venmo, Coinbase, Robin Hood, Acorns, Stash, Betterment, Wealthfront, etc. These kind of apps are growing like wildfire. This JMP report (PDF) has some growth numbers. Screenshot here.

Many apps have walked this path before with great success, and we're doing the same things they did. Mint is famous for using content marketing and PR to build their brand and grow. Acorns has also invested heavily in content and PR. We're doing the same, and the nature of our product makes this much easier for us because so much newsworthy activity will be happening in our product. In

addition, Acorns, Drop (with millions of users) and early Venmo all used paid referrals to grow, and we can do the same. TXN got 3M+ people to link their bank accounts by literally giving them $5 Amazon gift cards. We can do better than that, but it's a pretty reliable fallback strategy.

This is an emotionally-driven decision for most people. Very few people who have concerns about MoneyVoice's privacy or security practices actually present logical reasons for those concerns. The more people learn, the more comfortable they feel about signing up. We allow anonymity. We can't access your money. I even posted all my personal financial data on this blog post. A number of people have told me that this blog post convinced them to sign up. Why? Because it builds trust.

Overall, my biggest fear about the company used to be that too few people would be willing to import spending data to claim their votes. We have now seen that although this will be a significant issue that slows down our growth rate, people are definitely willing to do this, and the numbers will only get better with time.

WF: How many users do you have and what is your plan for user growth? ⌃

MV: We have 650 registered users who signed up during our beta test period.

We have identified 8 growth loops (described below) that are likely to drive user growth. We're going to take an agile approach to deciding which of these loops to focus on over time, learning quickly from our growth experiments. Before describing those, I'll share some context about what we have already learned.

One insight we have validated is that "success stories" are a key growth driver. That is, every time that a business has made a change as a result of MoneyVoice feedback (proving the utility of using the app), we have seen content about that story spread, along with a spike in signups from new users who are interested in that particular topic (ie: vegans, environmentalists, etc). We also know that just getting a response from a business is helpful, even if the business doesn't actually make a change. We asked our beta users to invite friends to install MoneyVoice, and those users who had received a response from a business shared with their friends at 3x the rate of those who had not received a response. The fact that we have not yet launched a product for businesses to respond to feedback (aside from a handful of manual responses we have sent) is the reason that we can't yet significantly grow our user base. The purpose of the app is communication with businesses, and we can't deliver that until we launch our business product.

Another insight is that the right users to target in the early days are extremely passionate about certain types of changes that they want businesses to make. There is a lot of friction which would prevent people from signing up, for example:

- "I'm not looking for new apps to use"

- "I don't have the patience for creating a new account"

- "I feel fear or uncertainty about sharing personal financial data with an unknown startup"

The way to overcome this friction is to focus on people with a strong emotional motivation to use the app. Someone who felt that their clam chowder was a little too salty probably isn't motivated enough to go through the signup process just to share that feedback with a business. But it's different when people care passionately about something. Someone who is absolutely obsessed with getting child slavery out of global cocoa supply chains will go to great lengths to join MoneyVoice if they believe that MoneyVoice is the best tool for convincing their grocery story to only sell slave-free chocolate.

The same is true for people with personal pain points. Imagine someone who is deathly allergic to peanuts. Every time they go to a restaurant, they are forced to have an awkward and annoying conversation with the chef about how the food was prepared. All they want is for the restaurant to list the relevant info on the menu, but they can never convince a restaurant to do this, since they are just one person, easily ignored. Once there is a single success story of a business making this kind of change because of MoneyVoice feedback, it makes this app absolutely indispensable for anyone who is allergic to peanuts. When people learn about a product that can succeed at solving the extremely painful problem that they have never been able to solve in any other way, they want it. People don't sign up to try "a customer feedback app." They sign up because they have heard from other people with peanut allergies that this is "the app that empowers people with peanut allergies to join their voices together and become more powerful." Targeting niche interest groups like that is a formula which can be repeated a thousand times around different issues and topics in the early days, until other growth loops activate and become more impactful.

Here is a brief summary of the growth loops we will pursue:

1. User receives positive response from business and shares that success story with others using a personalized referral link (we may experiment with adding a financial incentive for getting friends to sign up).

2. 3rd party organizations promote MoneyVoice to their followers (we have validated this idea with advocacy groups such as Food Shift & Vote.org, as well as businesses interested in using our special landing pages as a sales tool).

3. Content marketing around specific topics spreading through communities of interest. We can create uniquely viral landing pages, blog posts, videos, infographics and more because we have compelling data that no one else has.

4. Users requesting votes for the feedback they wrote. For example: "Hey guys, Blue Shield is refusing to pay for my surgery, PLEASE vote for this so they will pay attention to me!"

5. Users requesting that friends follow them. We plan to launch a feature where users can "follow" other users, organizations, and businesses to see their content. This creates a natural incentive for people, organizations and businesses to promote MoneyVoice.

6. Businesses soliciting feedback. Businesses see significant financial value in receiving MoneyVoice feedback, so they have incentives to promote us with in-store materials, email/social content, on receipts, etc. Lyft, Philz Coffee & Peets Coffee have affirmed interest in doing this.

7. Press coverage. At scale, our data may frequently be mentioned in the news. For example, when Nordstrom stopped selling Ivanka Trump's brand, this was front-page news, but neither Nordstrom, Ivanka, or the NY Times had good data on what their customers felt about this. We will be the first and only public source of that data.

8. SEO. We believe we can create business profile pages that do a better job of quickly communicating what's good and bad about a business than Yelp can do. We also plan to create exceptionally useful landing pages for thousands of niche issues & topics.

As you can see, there are plenty of growth opportunities to pursue. One key part of our growth plan is to improve our sign-up funnel conversion. During our beta, 57% of people who signed up immediately linked a bank account. That's better than we expected, but 43% get derailed, most commonly because of hesitations about privacy/security. In other words, the biggest drag on our growth is lack of trust, so our biggest growth multiplier is to build a trusted brand. It's no coincidence that all of the growth loops described above *build trust*. Trust increases when people hear about MoneyVoice from their friends, their organizations, businesses where they spend money, the press, or their search engines. Trust increases when they see content showing MoneyVoice being used by *people like them*. Many other apps have built trust around sharing bank information in this same way (eg: Venmo, Mint, Acorns, etc), and we are using similar approaches to build a durable brand over time.

There are other options we could explore. For example, we've done some successful experiments with paid advertising. But ads are expensive and don't build trust. They are also less likely to deliver the right kind of early target user. That's why this is one of many backup plans, but not currently a part of our growth strategy.

WF: What about user engagement? ︿

MV: It doesn't really make sense to focus on user engagement until after we have launched a business-facing product so that the app actually delivers on its value proposition (MoneyVoice isn't useful if businesses can't see and respond to the feedback). That said, even without that our user engagement looks better than you might expect. According to Mixpanel, most apps have a 6-20% 8-week retention rate. Our average was 22.55% during our beta period. In other words, despite the current lack of utility, there is a group of users who keep using it, just because it feels good to use your votes.

What will keep people coming back is a combination of fulfilling the emotional desire to express your voice/power, compelling content about what's happening in MoneyVoice, and also a variety of great re-engagement hooks:

- *Notifications*. We'll tell you when another user upvotes you, follows you, or when a business responds to your feedback or takes action. But even without those interaction triggers we also have a *unique* ability to send relevant re-engagement notifications. People hate it when Twitter or Instagram try to notify you that new content exists. That feels irrelevant. But once a week MoneyVoice can send you a notification with the votes you've earned in the past week. This is highly relevant because it reminds you that you just had a certain offline experience and you may remember that you have something to say about your experience, or at least you're curious to see what other customers wrote. In contrast, Yelp can't do this because they have no idea what restaurant you went to this week. Instagram doesn't know what beautiful sights you saw in the past week.

this week. Instagram doesn't know what beautiful sights you saw in the past week. Etc.

- *Social*. People will share their feedback and solicit votes from their friends. Unlike most other fintech products, we can build online communities around businesses and topics of interest, and we can deliver a socially-rewarding experience, where it feels good to get upvoted, become an influencer, earn badges proving your impact, etc.

- *Businesses*. Businesses get enough value out of this feedback that they will likely prompt their own customers to re-engage.

- *Press/Content Marketing*. We expect to have a lot of great stories to tell, and to be mentioned on the news when corporate scandals happen and journalists want to see the response in MoneyVoice.

It's worth noting that we don't need people addicted to using MoneyVoice multiple times a day. This makes more sense as a "once or twice a week" sort of product. So we will be looking at MAUs, not DAUs. Instagram/Twitter/Yelp all have advertising business models so they need maximum eyeballs on content every day. We have an enterprise SaaS business model, so we just need to reach the threshold where we are indispensable for businesses, and we can achieve that even if users use MoneyVoice 10x less frequently than they use other apps.

WF: Why did you build most of your team in France? ^

MV: My cofounder Michael is French. We met in San Francisco, but after starting the company we decided that it made a lot of sense to build our engineering team in France, and have the rest of the team in California. There are a few reasons for this:

- Salaries in France are much more affordable than what we would need to pay engineers in the SF Bay Area.

- France has an abundance of very well-educated and well-trained engineers.

- There are a ridiculous number of cool startups in San Francisco, all competing for the same engineering talent. There is less competition in Paris, which means lower turnover.

- France offers lots of support from the government, such as R&D tax credits, and more.

Many startups wish they could do this, and we are lucky to have a co-founder/CTO who is well-positioned to make this happen in Paris. So far we have found that having the team split on two continents has worked out wonderfully.

WF: Is this a global product, or just for the US? ^

MV: The first version of our product only works in the US, but we will expand globally as soon as we can. The speed of that expansion will be largely determined by the feasibility of integrating with financial institutions around the world.

Overall, we have a global perspective and hope to attract investors around the world. Especially because we see the potential for MoneyVoice to evolve into the first global direct democracy for influencing businesses. Read this post for more information about that vision.

WF: What are the biggest risks you're worried about? ^

MV: There are two sides to this business: The business-facing side and the consumer-facing side. The consumer side is much riskier than the business side. Certainly we may have to go through a few iterations on the business side before reaching product-market fit, but the consensus view of investors I've spoken with is that it's obvious that we're creating a tremendous amount of business value here. If we get millions of users providing feedback, it seems clear that we can succeed at making a lot of money. But the reverse isn't true. Even if businesses love what we're doing, that's no guarantee that normal people will use the app. As I described above, there are many reasons why I believe people will use MoneyVoice, and that value prop is not something that I'm worried about. But how quickly will that growth happen? We need to make sure that both sides of our market grow fast enough to keep up with the other side. This should certainly be solvable, as long as we are well-funded. Our other advantage is that while many consumer apps make money from ads, and thus require massive user numbers before they can monetize in a meaningful way, our SaaS business model makes that unnecessary. Each of our users has a very high lifetime value, so we can make a lot of money even with a relatively small number of users. For example, 10,000 MAUs would be enough to successfully sell our first product to a variety of blue chip national brands, albeit at a relatively low price point.

The biggest factor slowing down growth will likely be people hesitating before importing their financial data. I used to think that this was a major risk during the

importing their financial data. I used to think that this was a major risk during the earliest stages of the company. Now I'm less worried about that. But I still think that trust around issues of privacy (and to a lesser extent, security) is one of our biggest risks long-term. We are going to be working to build a trusted brand, but there will always be more work to do to improve our security and the way our product handles data. As long as the company is well-capitalized we should be OK, but there could be a scenario where we get big very quickly and start attracting attention from bad actors before our product has all the features we want to build. If anything happens where people feel like we didn't do enough to protect their privacy, that will hurt our brand. It's critical that we always work to prove that we are worthy of user trust.

WF: Who are your competitors? ^

MV: What we're doing is very unique, and there is no one else doing exactly the same thing. But many companies compete with certain components of what we're doing. In many cases these companies are not direct threats to us, and may actually be great potential partners. Here are some of the key players in the competitive landscape:

1. Products where customers proactively offer feedback to businesses

Yelp, Twitter, Facebook, Instagram, Change.org, Talk To The Manager, etc.

2. Social media analytics & social listening

Hootsuite, Sprinklr, Sprout Social, Lithium, Synthesio, Oracle Marketing Cloud, Salesforce Marketing Cloud, etc.

3. Products helping businesses pull feedback from their customers

For SMBs, competitors may include Square, or tools like Customer Thermometer. For mid-market businesses they may include Rant and Rave, TruRating, or Wootric. For the enterprise this may include companies like Qualtrics, Medallia or SurveyMonkey.

4. Tools for managing and responding to customer feedback

Zendesk, Freshdesk, Sprinklr, Spredfast, Gladly, Kustomer, Salesforce, etc. We view these as integration partners, and expect many of our customers to manage MoneyVoice through integrations inside of these products.

5. Customer Experience Management software

Medallia, Clarabridge, SAP, etc. These are also integration partners.

6. B2C Messaging

WhatsApp, Messenger, WeChat, etc

7. Market Research

Nielsen, IRI, Infoscout, etc

8. Online Reviews

Yelp, TripAdvisor, Foursquare, Amazon, etc

WF: How big is your market? ^

MV: Our social media analytics product is targeted at large US-based brick and mortar retail & restaurant chains who lack trackable, digital identities. The size of that market will be ~$4.8B by 2022. We will subsequently address other markets, such as Customer Experience Management (our target market will be $6.1B by 2022), Market Research (our target market in the US is $6.4B), and others such as Financial Market Data ($28.5B TAM), Loyalty Management ($6.8B TAM by 2023), and so on.

WF: What is your exit plan? How will you provide a financial return to investors? ^

MV: We want to IPO. I see us as a new category of business, which is well-positioned to dominate our space. If what we believe will happen does happen, we will be the ones acquiring companies, not getting acquired. Ideally we would be able to IPO in a way that makes it easier to preserve control, protect our mission, and insulate ourselves somewhat from the influence of Wall St. I'm very interested in what LTSE is working on in this regard.

If it turns out that we're wrong about some component of this plan and we end up unable to fulfill our full ambition, then an acquisition would make more sense. I can imagine a lot of potential acquirers... the right one would really depend on how our business and product evolves.

WF: How will you use these funds? What's on your roadmap? ∧

MV: At the highest level, this funding will enable us to execute our plans so that we can achieve high user growth and engagement, both for users of our consumer app and for businesses responding to feedback with our business product. Once we have achieved this growth we will be able to raise institutional capital to scale our business.

Before we can grow, we need to update the design of our consumer iOS app, build an Android app, build our first product for businesses to view and respond to feedback, and hire a number of people to support product development, user growth, marketing, business outreach, and so on.

Many companies who raise capital on Wefunder set a $50,000 minimum threshold. Instead, we are setting a $1,000,000 minimum threshold. We know that $1M is the minimum amount that we will need to raise in order to successfully execute our plan. If investors only commit $900,000, then we're not going accept these investments, because it's not enough to accomplish what we need to do. The decision to have a $1M minimum makes it less likely that we will achieve a successful fundraise, because relatively few companies have raised $1M through equity crowdfunding. But it's important to us that we are honest about what this will take, and you can be much more confident in your investment knowing that if we DO accept your investment we will have enough capital to execute our plan.

We believe that it is extremely important for the world that MoneyVoice is built and scaled as quickly as possible. In order to optimize for speed, raising all the capital we need to grow quickly is more important to us than minimizing dilution. So while $1M is the bare minimum amount we need to raise, in the event that there is high interest from investors, we plan to immediately create more investment offerings to raise more than $1M, up to a maximum of $10M. So if you see that our funding target has been exceeded, please proceed with your investment anyway and we will hopefully find a way to accept it.

After paying the Wefunder intermediary fee, we intend to spend approximately 77% of these funds on salaries/benefits for our team, and the remaining 23% on general and administrative costs. In the event that we raise $1M , approximately 71% of staffing costs will be related to product and engineering. In the event that we raise significantly more than $1M, we will be able to invest a greater portion of our staffing budget into marketing (and later sales). If we only raise $1M, we will cover the basic product/engineering costs and then have a modest budget left over for marketing our product to users and businesses. But having a larger amount of initial funding would ensure that we have plenty of resources to focus on growth, increasing our chances of building a high-growth company that will more easily attract paying customers and/or additional financing.

WF: Why will you win? ∧

MV: A key question: Is it true that most people want to communicate and engage with businesses? Today this is not a universal activity, and we believe that's primarily because there's no tool that lets people do this in a way that is fast, easy, and emotionally fulfilling. We believe MoneyVoice can be the first tool to deliver this experience. If MoneyVoice becomes the tool consumers prefer using to give feedback, we believe we will simply become indispensable to businesses. Our network effect secures our position as the leading source of data about what customers want, and at that point no one is likely to catch us.

Once we are clearly succeeding, other companies will naturally try to clone our technology to compete, and these companies may have more resources. The reason we will still win is because of who we are. With this type of business, brand matters, business model matters, trust matters, and intentions matter. Imagine if we reached our first million users and then Facebook and Salesforce both decided to copy us. Their first step would be to get millions of people to provide their financial data. If Facebook asked for that information, people would say no, because of Facebook's brand. Everyone believes Facebook would use this information to exploit them and show them ads. Salesforce doesn't even have any "consumer" users at all, so they would be starting from scratch. Why would anyone join a Salesforce clone if MoneyVoice already existed? As long as we have a minimum number of businesses responding, we can outcompete them.

Most marketing companies were created to exploit people for the benefit of marketers. MoneyVoice was created by people who are obsessed with social impact, building movements, solving big societal problems, and doing that in an ethical way. This company was created to *empower* people. Of course we also work for the benefit of marketers, but not through exploitation. The winning company will be the company with the product that people feel truly good about using, and we are better positioned than anyone to be that company.

WF: Why is MoneyVoice such a mission-critical tool for addressing the climate crisis? ∧

MV: I believe MoneyVoice will soon become the most powerful tool that ordinary people have to make an impact on the climate crisis. Read this blog post to learn why.

WF: What other issues can MoneyVoice have an impact on? ^

MV: Pretty much every issue where business practices are at all related to the issue. Follow our blog on Medium where we will continue writing about more issues where MoneyVoice can have a big impact.

WF: Are you hiring? ^

MV: We will not be actively hiring until after we complete this fundraising campaign, but at that point we will begin growing our team. We would love to hear from well-aligned people with lots of relevant experience in design, product management, marketing, growth, B2B software sales, account management, and business operations. We definitely want to hear from engineers as well, with a preference for engineers based in Paris, France. Please reach out to info@moneyvoice.com to share more about yourself, or your desire to remain in the loop about future opportunities.

WF: Can I invest after you exceed the your maximum target for this round? ^

MV: Yes, probably. If we exceed the $1,070,000 funding limit for this round, we intend to open another fundraising round in order to raise more capital and allow more people to invest. Any additional funding we raise may not be reflected in the total displayed on this page. If we exceed the stated limit and it says this round is "oversubscribed," you should still proceed with your investment. While we cannot guarantee that we will be able to accept everyone's investments, there is a good chance, especially if you invest sooner rather than later.

WF: I have more questions. How should I ask them? ^

MV: Post a question in the Q&A section below. We will also send updates to our Wefunder investors (and people who click the "Remind me" button) that may include information about webinars we may host in the future where you could ask questions directly.



Ask a Question ⚙

Type your question here... ASK QUESTION

